Exhibit 99.1

Snow Lake Lithium Receives Shareholder Meeting Requisition

MANITOBA, CAN, June 29, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), today announced that it has been provided with a shareholder meeting requisition notice (the “Requisition”) dated June 8, 2022 from a number of registered shareholders holding, collectively as a group, approximately 5.4% of the issued and outstanding shares in the Company (the “Kimelman Group”). The group includes individuals and entities associated with Avrohom Mordechai (Avi) Kimelman, of St Kilda East, Victoria, Australia, a former director of the Company and former CEO and Director of Quantum Resources, which later changed its name to Nova Minerals Limited (NVA on the ASX). The Requisition requests that the directors of the Company call a meeting of the shareholders of the Company for the purpose of (a) removing all of the directors of the Company; (b) fixing the number of directors at six for the ensuing year; and (c) electing six nominee directors of the Kimelman Group.

The Company has reviewed the Requisition with its professional advisors and announces today that its Board of Directors has called a special meeting of shareholders to be held in conjunction with its annual meeting of shareholders on or about the 15th day of December, 2022 to consider the matters, among other business, raised by the Requisition. Shareholders will receive formal notice of the meeting and an information circular in sufficient time to consider all matters. In the meantime, there is currently no need for shareholders to take any action.

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8